[REDACTED VERSION]

FIRST AMENDING AGREEMENT

THIS AGREEMENT is made as of June 12, 2012

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK,
UNION BANK, CANADA BRANCH,
ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE,
THE BANK OF NOVA SCOTIA,
NATIONAL BANK OF CANADA,
BANK OF MONTREAL,
CREDIT SUISSE AG, TORONTO BRANCH,
BANK OF AMERICA, N.A., CANADA BRANCH,
ALBERTA TREASURY BRANCHES,
LA CAISSE CENTRALE DESJARDINS DU QUÉBEC,
BARCLAYS BANK PLC,
SOCIÉTÉ GÉNÉRALE (CANADA BRANCH),
WELLS FARGO BANK, N.A., LONDON BRANCH and
BNP PARIBAS (CANADA)
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1. In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, as further amended and restated as of November 29, 2007, and as further amended and restated as of June 14, 2011 between the Borrower, the Lenders and the Agent.

1.2. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5. The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments; and

Schedule B – Form of Confirmation of Guarantee and Security.

2.	Amendments and Supplements

2.1. Extension of Maturity Dates.  Each of the Syndicated Facility Maturity Date and the Operating Facility Maturity Date is hereby extended to June 14, 2015.

2.2. New Schedule A, Revised Syndicated Facility Commitments.  Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to reflect the change of the Syndicated Facility Commitments of certain Lenders to the amount set forth opposite their names on such new Schedule A.

3.	Fees

3.1. Fee Payable in Respect of Increase in Syndicated Facility Commitments.  The Borrower hereby agrees to pay to the Agent, for each Lender which will have increased its Syndicated Facility Commitment after giving effect hereto (the "Increasing Lenders"), a fee in Canadian Dollars in an amount equal to [Intentionally Redacted] of the increased amount of each such Increasing Lender's Syndicated Facility Commitment (the "Increased Syndicated Facility Commitment").

3.2. Extension Fee.  The Borrower hereby agrees to pay to the Agent, for each Lender, an extension fee in Canadian Dollars in an amount equal to [Intentionally Redacted] of the aggregate amount of each such Lender's Commitments in effect after giving effect hereto, provided that the Increasing Lenders shall not receive the aforementioned extension fee on any Increased Syndicated Facility Commitment provided by such Increasing Lenders (the fees on such increases being dealt with in Section 3.1).

4.	Funding of Loans to Reflect Revised Commitments

4.1. Funding of Outstanding Loans under the Syndicated Facility.  In order to give effect to the foregoing, upon, and with effect from, the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the revised Syndicated Facility Commitments and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender's Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect hereto; provided that, the foregoing provisions of this Section 4.1 shall not apply to Libor Loans and Bankers' Acceptances outstanding on the date hereof, such Libor Loans and Bankers' Acceptances being subject to and dealt with pursuant to Sections 4.2 and 4.3 hereof.

4.2. Outstanding Libor Loans.

(a)
The parties hereby acknowledge that, on the date hereof, Libor Loans having Interest Periods ending after the date hereof may be outstanding (the "Outstanding Libor Loans").  It is acknowledged and agreed by the parties hereto that all rights and interests of the Lenders in respect of, and any obligation of the Borrower in respect of, the Outstanding Libor Loans are solely a risk and for the account of the Lenders based upon their respective Rateable Portions as in effect prior to and without regard to the provisions of this Agreement.

(b)
Notwithstanding the foregoing, from time to time, as the Interest Periods of the Outstanding Libor Loans expire and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its revised Syndicated Facility Commitment and Rateable Portion therein after giving effect to the provisions of this Agreement.

4.3. Outstanding Bankers' Acceptances.

(a)
The parties hereby acknowledge that, on the date hereof, Bankers' Acceptances having terms to maturity ending after the date hereof are outstanding (the "Outstanding BAs").  It is acknowledged and agreed by the parties hereto that all rights and interests of the Lenders in respect of, and any obligation of the Borrower to pay or reimburse the Lenders in respect of, the Outstanding BAs are solely a risk and for the account of the Lenders based upon their respective Rateable Portions as in effect prior to and without regard to the provisions of this Agreement.

(b)
Notwithstanding the foregoing, from time to time, as the Outstanding BAs mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment and Rateable Portion therein after giving effect to the provisions of this Agreement.

4.4. Outstanding Fronted LCs.  Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Fronting Lender for its Rateable Portion of any outstanding Fronted LCs based upon its Syndicated Facility Commitments after giving effect to the provisions of this Agreement (to the extent the Borrower fails to reimburse or indemnify the Fronting Lender in accordance with the Credit Agreement).  Each of the Lenders shall be entitled to its Rateable Portion (based upon its Syndicated Facility Commitments after giving effect to provisions of this Agreement) of any fees to be paid pursuant to Section 7.9(1) of the Credit Agreement in respect of such outstanding Fronted LCs for the period from and after the date hereof until the expiry date of such Fronted LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent to give effect to the foregoing.

5.	Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Sections 3.1 and 3.2 hereof;

(b)
the Borrower shall have executed and delivered to the Agent a confirmation and assumption in respect of the Security executed and delivered by its predecessors, such confirmation and assumption to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably;

(c)
each Material Subsidiary that has previously executed and delivered the Security (except Baytex Luxembourg and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(d)
the Parent shall have executed and delivered to the Agent on behalf of the Lenders a confirmation respecting each of: (i) the Subordination Agreement made as of January 1, 2011 among the Parent, the Agent and the Borrower; (ii) the Guarantee made as of January 1, 2011 by the Parent in favour of the Agent, the Lenders and the Hedging Affiliates; and (iii) the other Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably;

(e)
the Borrower shall have delivered to the Agent certified copies of its constating documents and Baytex Energy Partnership shall have delivered to the Agent a certified copy of its partnership agreement; and

(f)
receipt by each Lender, as applicable, of all information, including supporting documentation and other evidence, reasonably requested by any such Lender or the Agent pursuant to any anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws at least 5 Banking Days prior to the date hereof.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.	Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

BAYTEX ENERGY LTD.

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

LENDERS:

THE TORONTO-DOMINION BANK

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

UNION BANK, CANADA BRANCH

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

ROYAL BANK OF CANADA

By:	"Signed"
Name:
Title:

By:
Name:
Title:

Signature Page to First Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

THE BANK OF NOVA SCOTIA

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

NATIONAL BANK OF CANADA

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

BANK OF MONTREAL

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

CREDIT SUISSE AG, TORONTO BRANCH

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

BANK OF AMERICA, N.A., CANADA BRANCH

By:	"Signed"
Name:
Title:

By:
Name:
Title:

Signature Page to First Amending Agreement

ALBERTA TREASURY BRANCHES

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

LA CAISSE CENTRALE DESJARDINS DU QUÉBEC

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

BARCLAYS BANK PLC

By:	"Signed"
Name:
Title:

By:
Name:
Title:

Signature Page to First Amending Agreement

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

WELLS FARGO BANK, N.A., LONDON BRANCH

By:	"Signed"
Name:
Title:

By:
Name:
Title:

Signature Page to First Amending Agreement

BNP PARIBAS (CANADA)

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to First Amending Agreement

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	"Signed"
Name: Title:

Signature Page to First Amending Agreement

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank
Union Bank, Canada Branch
Royal Bank of Canada
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Credit Suisse AG, Toronto Branch	[Amounts Redacted]	[Amounts Redacted]
Bank of America, N.A., Canada Branch
Alberta Treasury Branches
La Caisse Centrale Desjardins du Québec
Barclays Bank PLC
Société Générale (Canada Branch)
Wells Fargo Bank, N.A., London Branch
BNP Paribas (Canada)

Total	Cdn.$40,000,000	Cdn.$660,000,000

31043325.3

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, as further amended and restated as of November 29, 2007 and as further amended and restated as of June 14, 2011 between the Borrower, the Lenders and the Agent (the "Credit Agreement");

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [●] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of [●] (collectively, the "Security");

AND WHEREAS, pursuant to a first amending agreement (the "First Amending Agreement") made as of the date hereof, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the First Amending Agreement;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the First Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the First Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the First Amending Agreement, as the context requires.

DATED as of June 12, 2012.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: